Exhibit 3.2(A)

AMENDMENT TO THE BYLAWS OF MARIMED INC.
Adopted and Approved February 28, 2023
(this “Amendment”)

1.    Article IV, Sections 4 and 5 of the MariMed Inc. Bylaws (the “Bylaws”) is amended to read as follows:

Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

Section 5. President, Chief Executive Officer. The President shall also be the Chief Executive Officer of the Corporation. Subject to the control of the Board of Directors, the President shall have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

2.    The foregoing amendment to the Bylaws has been approved and adopted by the Board of Directors in accordance with the Corporation’s Bylaws and applicable law.

3.    Except as otherwise set forth in this Amendment, the terms and provisions of the Bylaws shall remain in full force and effect as when originally adopted or as previously amended.
4.    Capitalized terms used in this amendment shall have the meaning ascribed to such terms in the Bylaws.